                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                         Waterside Capital Corporation
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   941872103
                                 (CUSIP Number)

                             Peter M. Meredith, Jr.
                             1014 West 24th Street
                                 P.O. Box 11265
                          Norfolk, Virginia 23517-0265
                                 (757) 622-8233
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 5, 2001
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  941872103            13D                 Page  2 of 12
-----------------------                    --------------------------------

1  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

   Peter M. Meredith, Jr.
   ###-##-####
------------------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group                  (a)  [ ]
   (See Instructions)                                                (b)  [X]

------------------------------------------------------------------------------------------
3  SEC Use Only

------------------------------------------------------------------------------------------
4  Source of Funds (See Instructions)
   PF
------------------------------------------------------------------------------------------
5  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

------------------------------------------------------------------------------------------
6  Citizenship or Place of Organization
   United States of America
------------------------------------------------------------------------------------------
         Number of            7   Sole Voting Power
          Shares                  34,675
       Beneficially          -------------------------------------------------------------
         Owned by             8   Shared Voting Power
           Each                   101,837 (See Item 5)
         Reporting           -------------------------------------------------------------
        Person With           9   Sole Dispositive Power
                                  34,675
                             -------------------------------------------------------------
                             10   Shared Dispositive Power
                                  101,837 (See Item 5)
                             -------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    101,837 (See Item 5)
------------------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]*
    (See Instructions)
------------------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    6.4%
------------------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
    IN
------------------------------------------------------------------------------------------

CUSIP No.  941872103            13D                 Page  3 of 12
-----------------------                    --------------------------------

1  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
   Meredith Realty Holding Company, L.L.C.
   54-1707340
------------------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a  Group                 (a)  [ ]
   (See Instructions)                                                (b)  [X]

------------------------------------------------------------------------------------------
3  SEC Use Only

------------------------------------------------------------------------------------------
4  Source of Funds (See Instructions)
   PF
------------------------------------------------------------------------------------------
5  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

------------------------------------------------------------------------------------------
6  Citizenship or Place of Organization
   Virginia
------------------------------------------------------------------------------------------
         Number of        7   Sole Voting Power
          Shares              11,130
       Beneficially      -----------------------------------------------------------------
         Owned by         8   Shared Voting Power
           Each               0
         Reporting       -----------------------------------------------------------------
        Person With       9   Sole Dispositive Power
                              11,130
                         -----------------------------------------------------------------
                         10   Shared Dispositive Power
                              0
                         -----------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    11,130
------------------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]*
    (See Instructions)

------------------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    .7%
------------------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
    CO
------------------------------------------------------------------------------------------

CUSIP No.  941872103            13D                 Page  4 of 12
-----------------------                    --------------------------------



1  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
   Pomar Holding Company, L.L.C.
   54-1707334
------------------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group               (a) [ ]
   (See Instructions)                                             (b) [X]

----------------------------------------------------------------------------------------------------
3  SEC Use Only

----------------------------------------------------------------------------------------------------
4  Source of Funds (See Instructions)
   PF
----------------------------------------------------------------------------------------------------
5  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
6  Citizenship or Place of Organization
   Virginia
----------------------------------------------------------------------------------------------------
         Number of        7   Sole Voting Power
          Shares                  35,462
       Beneficially      ---------------------------------------------------------------------------
         Owned by         8   Shared Voting Power
           Each               0
         Reporting       ---------------------------------------------------------------------------
        Person With       9   Sole Dispositive Power
                              35,462
                         ---------------------------------------------------------------------------
                         10   Shared Dispositive Power
                              0
                         ---------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     35,462
----------------------------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]*
     (See Instructions)

----------------------------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     2.2%
----------------------------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
----------------------------------------------------------------------------------------------------

CUSIP No.  941872103            13D                 Page  5 of 12
-----------------------                    --------------------------------


1   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
    Penelope Harper Meredith
    ###-##-####
-------------------------------------------------------------------------------------------
2   Check the Appropriate  Box if a Member of a Group            (a) [ ]
    (See Instructions)                                           (b) [X]

-------------------------------------------------------------------------------------------
3   SEC Use Only

-------------------------------------------------------------------------------------------
4   Source of Funds (See Instructions)
    PF
-------------------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

-------------------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    United States of America
-------------------------------------------------------------------------------------------
         Number of             7   Sole Voting Power
          Shares                   16,118
       Beneficially           -------------------------------------------------------------
         Owned by              8   Shared Voting Power
           Each                    20,570 (See Item 5)
         Reporting            -------------------------------------------------------------
        Person With            9   Sole Dispositive Power
                                   16,118
                              -------------------------------------------------------------
                              10   Shared Dispositive Power
                                   20,570 (See Item 5)
                              -------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    20,570 (See Item 5)
--------------------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]*
    (See Instructions)

--------------------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    1.3%
--------------------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------------------

CUSIP No.  941872103            13D                 Page  6 of 12
-----------------------                    --------------------------------


Item 1.  Security and Issuer.
----------------------------

   The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, $1.00 par value per share (the "Common Stock"), of Waterside Capital Corporation, a Virginia corporation (the "Issuer" or "WSCC"). The principal executive offices of the Issuer are 300 East Main Street, Suite 1380, Norfolk, Virginia 23510. This Statement is being filed by the Reporting Persons (as defined herein) to report transactions in the Common Stock, as result of which Peter M. Meredith, Jr. may be deemed to be the beneficial owner of in excess of five percent (5%) of the issued and outstanding shares of Common Stock.

Item 2.  Identity and Background.
--------------------------------
     (a)  Peter M. Meredith, Jr.

     (b) Mr. Meredith's home address is 5320 Edgewater Drive, Norfolk, Virginia 23508.

     (c) Mr. Meredith is an individual who is a member of the Board of Directors of the Issuer. He is also a member of each of the Meredith LLC and the Pomar LLC (as described herein). Mr. Meredith is principally employed by Meredith Construction Co., Inc., an entity primarily engaged in real estate development and construction.

     (d) During the last five years, Mr. Meredith has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, Mr. Meredith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Meredith was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States of America

                                *           *         *

     (a)  Meredith Realty Holding, Company, L.L.C. (the "Meredith LLC").

     (b) The Meredith LLC's business address is 1014 West 24th Street, P.O. Box 11265, Norfolk, Virginia 23517-0265.

     (c) The Meredith LLC is principally engaged in real estate development activities.

     (d)  Not applicable.

     (e) During the last five years, the Meredith LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Meredith LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Virginia.

CUSIP No.  941872103            13D                 Page 7 of 12
-----------------------                    --------------------------------

                     *           *         *


     (a)  Pomar Holding Company, L.L.C. (the "Pomar LLC").

     (b) The Pomar LLC's business address is 1014 West 24th Street, P.O. Box 11265, Norfolk, Virginia 23517-0265.

     (c) The Pomar LLC is principally engaged in real estate development activities.

     (d)  Not applicable.

     (e) During the last five years, the Pomar LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Pomar LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Virginia.

                       *           *         *

     (a)  Penelope Harper Meredith

     (b)  Mrs. Meredith's home address is 5320 Edgewater Drive, Norfolk, VA
          23508.

     (c)  Mrs. Meredith is the wife of Peter M. Meredith, Jr.

     (d) During the last five years, Mrs. Meredith has not been convicted in a criminal proceeding.

     (e) During the last five years, Mrs. Meredith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Meredith was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States of America.

                        *          *         *

For information required by instruction C to Schedule 13D with respect to the members of each of the Meredith LLC and the Pomar LLC, reference is made to
Schedule I annexed hereto and incorporated herein by reference.

Item 3  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
     All of the shares of Common Stock to which this statement on Schedule 13D relates were purchased with the personal funds of the respective Reporting Persons.

Item 4.  Purpose of Transaction.
-------------------------------

     All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons intend to continuously review their investment in the Issuer. In reaching any decision with respect to

CUSIP No.  941872103            13D                 Page 8 of 12
-----------------------                    --------------------------------


     such investment, the Reporting Persons will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other investment opportunities available to the Reporting Persons and general economic and market conditions. Depending upon the results of their review of such factors, the Reporting Persons may decide to acquire additional shares of, or dispose of all or a portion of, such securities (whether now or hereafter held).

     Although the foregoing describes activities and possibilities presently contemplated or under consideration by the Reporting Persons, the intentions of the Reporting Persons may change. Except as set forth above or in any item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

     (a)- (b) Peter M. Meredith, Jr., the Meredith LLC, the Pomar LLC and Penelope Harper Meredith (each, a "Reporting Person" and, collectively, the "Reporting Persons") beneficially own, in the aggregate, 101,837 shares (or 6.4%) of the Issuer's outstanding Common Stock (which consists of 1,581,430 shares) as follows: (i) Peter M. Meredith, Jr. owns directly or through an individual retirement account 34,675 shares; (ii) Penelope Harper Meredith owns directly or through an individual retirement account 16,118 shares; (iii) Peter M. Meredith, Jr. and Penelope Harper Meredith are custodians under UTMA accounts for their two children, which accounts hold a total of 4,452 shares over which they share voting, investment and dispositive power;
          (iv) the Meredith LLC owns 11,130 shares; and (v) the Pomar LLC owns 35,462 shares. Other than the shares over which he has direct owership, Mr. Meredith disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and this Statement shall not be deemed an admission that Mr. Meredith is the beneficial owner of these shares for any purpose.

     (c) Within the past sixty (60) days, the following Reporting Persons have effected the following transactions, all purchases, in the Common Stock of the Issuer:

   Date of Acquisition           Reporting Person             Number of Shares                Price
-------------------------  -----------------------------  ------------------------  --------------------------
         11/1/01           Peter M. Meredith, Jr.                   2,500                      3.25
         11/2/01           Peter M. Meredith, Jr.                   1,000                      3.40
         11/2/01           Peter M. Meredith, Jr.                     500                      4.00
        11/27/01           Peter M. Meredith, Jr.                   2,500                      4.50
        11/27/01           Penelope Harper Meredith                 2,500                      4.50
        11/29/01           Peter M. Meredith, Jr.                   2,000                      4.60
         12/5/01           Peter M. Meredith, Jr.                     500                      4.70
         12/5/01           Peter M. Meredith, Jr.                   4,000                      4.60
         12/5/01           Peter M. Meredith, Jr.                     500                      4.50
         12/5/01           Peter M. Meredith, Jr.                   1,500                      4.70
         12/5/01           Penelope Harper Meredith                   500                      4.70
         12/5/01           Penelope Harper Meredith                 2,000                      4.60
         12/5/01           Penelope Harper Meredith                   500                      4.50
         12/5/01           Penelope Harper Meredith                   500                      4.70
         12/7/01           Penelope Harper Meredith                 1,500                      4.75
        12/10/01           Penelope Harper Meredith                 2,000                      4.75
        12/11/01           Peter M. Meredith, Jr.                   1,000                      4.75
        12/12/01           Peter M. Meredith, Jr.                   1,500                      4.75
        12/12/01           Penelope Harper Meredith                   700                      4.75
        12/14/01           Peter M. Meredith, Jr.                   1,700                      4.75
        12/14/01           Peter M. Meredith, Jr.                   1,100                      4.70

CUSIP No.  941872103            13D                 Page 9 of 12
-----------------------                    --------------------------------

   Date of Acquisition           Reporting Person             Number of Shares                Price
-------------------------  -----------------------------  ------------------------  --------------------------
        12/17/01           Peter M. Meredith, Jr.                   3,700                      4.70
        12/17/01           Penelope Harper Meredith                 1,800                      4.70

Each of the acquisitions was effected in a broker transaction at market. Merrill Lynch acted as the broker.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understanding
------------------------------------------------
Or Relationships with Respect to Securities of Issuer.
-----------------------------------------------------

     There are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Peter M. Meredith, Jr. and Penelope Harper Meredith are husband and wife, and Mr. Meredith is a member of each of the Meredith LLC and the Pomar LLC.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

          A copy of the written agreement of the Reporting Persons with respect to their filing of joint acquisition statements is attached as Exhibit A.

CUSIP No.  941872103            13D                 Page 10 of 12
-----------------------                    --------------------------------


                                   SIGNATURE
                                   ---------
     After reasonable inquiry and to the best of my knowledge and belief, we certify that information set forth in this statement is true, complete and correct.


Dated:  December 15, 2001     /s/ Peter M. Meredith, Jr.
                              --------------------------------------
                              Peter M. Meredith, Jr.


                              MEREDITH REALTY HOLDING COMPANY, L.L.C.


Dated:  December 15, 2001       By: /s/ Peter M. Meredith, Jr.
                                -------------------------------------
                                    Name: Peter M. Meredith, Jr.
                                    Title:   Member


                              POMAR HOLDING COMPANY, L.L.C.


Dated:  December 15, 2001       By: /s/ Peter M. Meredith, Jr.
                                --------------------------------------
                                    Name: Peter M. Meredith, Jr.
                                    Title:   Member


Dated:  December 15, 2001     /s/ Penelope Harper Meredith
                              -----------------------------------------
                              Penelope Harper Meredith

CUSIP No.  941872103            13D                 Page 11 of 12
-----------------------                    --------------------------------

                                   SCHEDULE I
                                TO SCHEDULE 13D

                          Information with Respect to
                      Members of certain Reporting Persons


     The following sets forth as to each of the members of the Meredith LLC and the Pomar LLC: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Meredith Construction Co., Inc., the business address of which is 1014 West 24th Street, P.O. Box 11265, Norfolk, Virginia 23517-0265, and each such individual identified below is a citizen of the United States. To the knowledge of the Reporting Persons, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Meredith Realty Holding Company, L.L.C.

Name of Member                               Business Address               Present Principal Occupation
----------------------------------  -----------------------------------  -----------------------------------
Peter M. Meredith, Jr.              1014 West 24th Street                Employee of Meredith Construction
                                    P.O. Box 11265                       Co., Inc.
                                    Norfolk, Virginia  23517-0265
------------------------------------------------------------------------------------------------------------
Richard P. Meredith                 1014 West 24th Street                Employee of Meredith Construction
                                    P.O. Box 11265                       Co., Inc.
                                    Norfolk, Virginia  23517-0265
------------------------------------------------------------------------------------------------------------
Susan T. Meredith                   1014 West 24th Street                Employee of Meredith Construction
                                    P.O. Box 11265                       Co., Inc.
                                    Norfolk, Virginia  23517-0265
------------------------------------------------------------------------------------------------------------
Sunshine Meredith Leinbach          1014 West 24th Street                Employee of Meredith Construction
                                    P.O. Box 11265                       Co., Inc.
                                    Norfolk, Virginia  23517-0265
------------------------------------------------------------------------------------------------------------

Pomar Holding Company, L.L.C.

Peter M. Meredith, Jr.              1014 West 24th Street                Employee of Meredith Construction
                                    P.O. Box 11265                       Co., Inc.
                                    Norfolk, Virginia  23517-0265
------------------------------------------------------------------------------------------------------------
Richard P. Meredith                 1014 West 24th Street                Employee of Meredith Construction
                                    P.O. Box 11265                       Co., Inc.
                                    Norfolk, Virginia  23517-0265
------------------------------------------------------------------------------------------------------------

CUSIP No.  941872103            13D                 Page 12 of 12
-----------------------                    --------------------------------

                                   EXHIBIT A
                    AGREEMENT TO FILE SCHEDULES 13D JOINTLY


     Pursuant to the requirements of Rule 13d-1(f)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13D (or any amendment thereto) relating to shares of Waterside Capital Corporation to which this Schedule 13D relates as to each of them to the same securities, one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.



Dated:  December 15, 2001     /s/ Peter M. Meredith, Jr.
                              --------------------------------
                              Peter M. Meredith, Jr.


                              MEREDITH REALTY HOLDING COMPANY, L.L.C.


Dated:  December 15, 2001     By: /s/  Peter M. Meredith, Jr.
                              --------------------------------
                                    Name: Peter M. Meredith, Jr.
                                    Title:   Member


                              POMAR HOLDING COMPANY, L.L.C.


Dated:  December 15, 2001     By: /s/  Peter M. Meredith, Jr.
                              --------------------------------
                                    Name: Peter M. Meredith, Jr.
                                    Title:   Member


Dated:  December 15, 2001     /s/ Penelope Harper Meredith
                              ------------------------------
                              Penelope Harper Meredith